Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES NORMAL COURSE ISSUER BID

Ottawa, March 15, 2010 — The Board of Directors of DragonWave Inc. (TSX:  DWI; NASDAQ: DRWI) announced today that it has authorized the purchase of common shares of the company equal to up to 10% of the public float by way of a normal course issuer bid on the Toronto Stock Exchange and/or the NASDAQ Global Market.

The normal course issuer bid is subject to acceptance by the TSX.  If approved by the TSX, purchases pursuant to the normal course issuer bid will be made through the facilities of the TSX and/or the NASDAQ Global Market.  The normal course issuer bid will be subject to the rules of the TSX and applicable securities laws, including the rules pertaining to the maximum number of shares that may be purchased in any one day.  DragonWave will pay the market price at the time of acquisition of common shares purchased through the facilities of the NASDAQ Global Market and/or the TSX.  All common shares acquired by DragonWave under the normal course issuer bid will be cancelled.

DragonWave is initiating the normal course issuer bid because it believes that, at certain times, the market price of its common shares may not reflect the underlying value of its business and its future prospects.  The objective of the normal course issuer bid is to provide capital appreciation and market stability for the benefit of DragonWave’s shareholders.

DragonWave has not previously engaged in a normal course issuer bid.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s views regarding the market price of its common shares, its plans to undertake a normal course issuer bid, and the objectives of the normal course issuer bid. These statements are subject to certain assumptions, risks and uncertainties, and including the following:  DragonWave’s dependence on the development and growth of the market for high-capacity wireless communications services; DragonWave’s reliance on a small number of customers for a large percentage of its revenue; intense competition from several competitors; a lengthy and variable sales cycle; and the fact that the trading price of DragonWave’s common shares has been, and may continue to be, subject to large fluctuations in response to a number of events and factors, such as actual or anticipated fluctuations in our results of operations and changes in estimates of our future results of operations by DragonWave or securities analysts.  These statements are provided to enable external stakeholders to understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes.  Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Other risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East, Asia and North America. For more information, visit http://www.dragonwaveinc.com/.

DragonWave® is a registered trademark of DragonWave Inc.

For further information, please contact:

DragonWave Inc.

Russell Frederick

Chief Financial Officer

(613) 599-9991 ext. 2253

rfrederick@dragonwaveinc.com

DragonWave Inc.

John Lawlor

VP Investor Relations

(613) 599-9991 ext. 2252

jlawlor@dragonwaveinc.com